# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Xponential Fitness, Inc., CIK 0001802156
CUSIP: 98422X101
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 17877 VON KARMAN AVE, SUITE 100, IRVINE, California (CA), 92614
Date of event which requires filing of this statement: 11/07/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-24-000060
Filed by CIK 0001730145

## Reporting persons
- Voss Value Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 758,653; shared voting power 0; sole dispositive power 758,653; shared dispositive power 0; aggregate amount beneficially owned 758,653 (2.16% of the class)
- Voss Value-Oriented Special Situations Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 150,000; shared voting power 0; sole dispositive power 150,000; shared dispositive power 0; aggregate amount beneficially owned 150,000 (0.43% of the class)
- Voss Advisors GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 908,653; shared voting power 0; sole dispositive power 908,653; shared dispositive power 0; aggregate amount beneficially owned 908,653 (2.58% of the class)
- Voss Capital, LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 4,593,440; shared voting power 282,050; sole dispositive power 4,593,440; shared dispositive power 282,050; aggregate amount beneficially owned 4,875,490 (13.86% of the class)
- Cocke Travis W.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,593,440; shared voting power 282,050; sole dispositive power 4,593,440; shared dispositive power 282,050; aggregate amount beneficially owned 4,875,490 (13.86% of the class)

## Item 1. Issuer
Name of issuer: Xponential Fitness, Inc.
Address of issuer's principal executive offices: 17877 VON KARMAN AVE, SUITE 100, IRVINE, CA 92614

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:

Voss Value Master Fund, L.P. ("Voss Value Master Fund");

Voss Value-Oriented Special Situations Fund, L.P. ("Voss Value-Oriented Special Situations Fund");

Voss Advisors GP, LLC ("Voss GP");

Voss Capital, L.P. ("Voss Capital"); and

Travis W. Cocke.
Address of principal business office or, if none, residence:
Voss Value Master Fund
3773 Richmond, Suite 850
Houston, Texas 77046

Voss Value-Oriented Special Situations Fund
3773 Richmond, Suite 850
Houston, Texas 77046

Voss GP
3773 Richmond, Suite 850
Houston, Texas 77046

Voss Capital
3773 Richmond, Suite 850
Houston, Texas 77046

Travis W. Cocke
3773 Richmond, Suite 850
Houston, Texas 77046
Citizenship:
Voss Value Master Fund
Cayman Islands

Voss Value-Oriented Special Situations Fund
Texas

Voss GP
Texas

Voss Capital
Texas

Travis W. Cocke
USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the date hereof:

(i) Voss Value Master Fund beneficially owned 758,653 shares of Class A common stock, par value $0.0001 per share, of the Issuer (the "Shares").

(ii) Voss Value-Oriented Special Situations Fund beneficially owned 150,000 Shares.

(iii) Voss GP, as the general partner of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund, may be deemed the beneficial owner of the (i) 758,653 Shares beneficially owned by Voss Value Master Fund and (ii) 150,000 Shares beneficially owned by Voss Value-Oriented Special Situations Fund.

(iv) Voss Capital, as the investment manager of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and certain accounts managed by Voss Capital (the "Voss Managed Accounts"), may be deemed the beneficial owner of the (i) 758,653 Shares beneficially owned by Voss Value Master Fund, (ii) 150,000 Shares beneficially owned by Voss Value-Oriented Special Situations Fund and (iii) 3,966,837 Shares held in the Voss Managed Accounts.

(v) Mr. Cocke, as the managing member of each of Voss Capital and Voss GP, may be deemed the beneficial owner of the (i) 758,653 Shares owned by Voss Value Master Fund, (ii) 150,000 Shares beneficially owned by Voss Value-Oriented Special Situations Fund and (iii) 3,966,837 Shares held in the Voss Managed Accounts.
Percent of class:
The aggregate percentage of the Shares reported owned by each person named herein is based upon 35,169,000 Shares outstanding as of October 31, 2025, which is the total number of Shares outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2025.

As of the date hereof:

(i) Voss Value Master Fund may be deemed to beneficially own approximately 2.16% of the outstanding Shares;

(ii) Voss Value-Oriented Special Situations Fund may be deemed to beneficially own less than 1% of the outstanding Shares;

(iii) Voss GP may be deemed to beneficially own approximately 2.58% of the outstanding Shares;

(iv) Voss Capital may be deemed to beneficially own approximately 13.86% of the outstanding Shares (approximately 11.28% of the outstanding Shares are held in the Voss Managed Accounts); and

(v) Mr. Cocke may be deemed to beneficially own approximately 13.86% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on January 5, 2024.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Voss Value Master Fund, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member of Voss Advisors GP, LLC, its General Partner (11/12/2025)
- Voss Value-Oriented Special Situations Fund, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member of Voss Advisors GP, LLC, its General Partner (11/12/2025)
- Voss Advisors GP, LLC: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member (11/12/2025)
- Voss Capital, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member (11/12/2025)
- Cocke Travis W.: /s/ Travis W. Cocke, Travis W. Cocke (11/12/2025)